SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-19949

Torrent Energy Corporation
(Exact name of registrant as specified in its charter)

11918 SE Division, Suite 197
Portland, Oregon 97266
(503) 224-0072
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

                 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ X ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  110

Pursuant to the requirements of the Securities Exchange Act of 1934 Torrent Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TORRENT ENERGY CORPORATION

Date: November 13, 2008	By:	/s/ Peter J. Craven
Peter J. Craven
Chief Financial Officer and Secretary